ALICO, INC.

10070 Daniels Interstate Court
Suite 100
Fort Myers, FL 33913

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about November 8, 2013, to record holders of common stock, par value $1.00 per share, of Alico, Inc., a Florida corporation (the “Company,” “Alico,” “we,” “us,” or “our”). You are receiving this Information Statement in connection with the election of persons designated by 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”), and 734 Investors, LLC, a Delaware limited liability company whose sole member is 734 Agriculture (“734 Investors” and, together with 734 Agriculture, the “Investor Parties”), to at least a majority of the seats on the Board of Directors of the Company (the “Board”).

On October 17, 2013, 734 Investors entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Alico Holding, LLC, a Nevada limited liability company (“Seller”), solely for purposes of Section 1.3 thereof, 734 Agriculture, and solely for purposes of Section 6.10 thereof, Atlantic Blue Group, Inc., a Florida corporation and parent of Seller (“Atlanticblue” and, together with Seller, the “Seller Parties”). Pursuant to the Stock Purchase Agreement, 734 Investors agreed to purchase from the Seller Parties 3,725,457 shares of the Company’s common stock, par value $1.00 per share (“Common Stock”), subject to the conditions set forth therein (the “Share Purchase”). The closing of the Share Purchase is expected to occur in mid to late November.

As of the date of this Information Statement, the shares that 734 Investors agreed to purchase from the Seller Parties represent approximately 51% of the issued and outstanding shares of the Common Stock (and 50.5% on a fully diluted basis). Neither of the Investor Parties currently owns any shares of the Common Stock.

As consideration for the sale of its shares of Common Stock to 734 Investors, Seller will receive $37.00 per share, or an aggregate purchase price of $137,841,909 in cash. 734 Investors expects to finance the Share Purchase using equity investments from 734 Agriculture, Arlon Valencia Holdings, LLC, a Delaware limited liability company and affiliate of Arlon Group (collectively, “Arlon”), and certain other parties that are expected to become members of 734 Investors, together with a revolving credit facility that 734 Investors expects to negotiate with Rabo AgriFinance, Inc. The revolving credit facility is expected to be secured by the Common Stock that 734 Investors will acquire in the Share Purchase.

Prior to the consummation of the Share Purchase, 734 Investors expects to amend and restate its LLC operating agreement (the “LLC Agreement”) to admit new members and to designate 734 Agriculture as the managing member, with authority to administer the affairs of 734 Investors, including the voting and disposition of shares of Common Stock, subject to certain restrictions set forth therein. As a result, upon the consummation of the Share Purchase, 734 Agriculture will have the voting power to control the election of the Company’s directors and any other matter requiring the affirmative vote or consent of the Company shareholders.

The LLC Agreement will also provide that 734 Investors and 734 Agriculture will cause one of the directors so elected (or two, if the Board is comprised of eleven or more members) to be an individual (or individuals) nominated by Arlon, so long as such nominee satisfies certain conditions set forth in the LLC Agreement, including compliance with director independence and other criteria of the Company, the Nasdaq Global Select Stock Market (“Nasdaq”) and the Securities and Exchange Commission (the “SEC”) and applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”), and qualification to serve as a director under the laws of the State of Florida.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

The information above and included elsewhere in this Information Statement regarding the Stock Purchase Agreement and the transactions contemplated thereby is based on Exhibit 99.21 to the Seller Parties’ Schedule 13D dated October 17, 2013, which was filed by the Seller Parties with the SEC on October 21, 2013. We are not a party to the Stock Purchase Agreement. The information contained in this Information Statement concerning the Investor Parties and 734 Investors’ affiliates and director designees has been furnished to the Company by 734 Investors, and the Company assumes no responsibility for the accuracy of any such information.

All descriptions of the transactions contemplated as described herein, and any other anticipated consequences and anticipated related events and transactions set forth in this Information Statement, are forward-looking statements. Such statements can be identified by the use of the forward-looking words “anticipate,” “estimate,” “project,” “likely,” “believe,” “intend,” “expect,” or similar words.

These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors that may cause actions contemplated in the future not to be

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completed or may cause the actual terms and consequences to be materially different from those anticipated in the descriptions in this Information Statement.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

GENERAL INFORMATION

All shares of Common Stock are entitled to vote together as a single class at a meeting of the shareholders of the Company, each share being entitled to one vote. The Company has not issued any shares of preferred stock, no par value (“Preferred Stock”). The following table sets forth per class, the number of authorized shares and the number of shares outstanding as of the close of business on October 22, 2013.

Class of Security	Authorized Shares	Shares Outstanding
Common Stock	15,000,000	7,295,662
Preferred Stock	1,000,000	—

DIRECTORS DESIGNATED BY 734 INVESTORS

Change in a Majority of the Board

On October 23, 2013, pursuant to a request from Atlanticblue and 734 Investors, Adam D. Compton, Dykes Everett, Thomas H. McAuley, Charles L. Palmer, John D. Rood, and Gordon Walker, PhD., resigned from the Board, subject to and effective upon the closing of the Share Purchase (the “Closing”). Also on October 23, 2013, the Board, upon recommendation of the Nominating and Corporate Governance Committee of the Board, elected 734 Investors’ designees set forth below to the Board, subject to and effective upon the Closing, to serve until the Company’s next annual meeting of shareholders. On October 28, 2013, Mr. John David “JD” Alexander also resigned from the Board, subject to and effective upon the Closing.

734 Investors’ Designees

734 Investors has informed the Company that its designees to the Board will consist of the persons set forth below, and the Board has elected each of these persons, subject to and effective upon the Closing. In addition, it is expected that Mr. Compton will be reelected to the Board. With the exception of Messrs. Rodriguez, Compton and Robert J. Viguet, Jr., who currently serve as members of the Board, such designees will assume office, subject to and effective upon the Closing, without any further action required. It is expected that, at this time, 734 Investors’ designees along with Messrs. Rodriguez, Compton and Viguet, will constitute the entire Board. The Investor Parties have publicly stated that following the Share Purchase, they intend that at least a majority of the Board will continue to be independent based on the criteria set forth in Nasdaq Listing Rule 5605(a)(2).

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The following paragraphs, prepared by 734 Investors, set forth, with respect to each individual designated by 734 Investors as one of its designees, the name, age of the individual as of the date hereof, present principal occupation and employment history during the past five years. Except as noted below, the business address of each such potential designee is c/o 734 Investors, LLC, 590 Madison Avenue, New York, NY 10022. The business address of Mr. Krusen is c/o Dominion Financial Group, Inc., 1414 W Swann Avenue, Suite 100, Tampa, FL 33606. The business address of Mr. Fishman is c/o Arlon Group, 277 Park Avenue, New York, NY 10172. The business address of Mr. Slack is c/o Quarterwatch LLC, P.O. Box 28, Peapack, NJ 07977. The business address of Mr. Wilson is c/o Silver Nip Citrus, 181 Highway 630 East, Frostproof, FL 33843. The business address of Mr. Eisner is c/o Dubin and Co., 40 West 57th Street, 33rd Floor, New York, NY 10019.

Mr. George R. Brokaw, age 45

George R. Brokaw is a director of DISH Network Corporation. He previously served as the Managing Director of the Highbridge Growth Equity Fund at Highbridge Principal Strategies, LLC. Prior to joining Highbridge in 2012, Mr. Brokaw was a Managing Partner and Head of Private Equity at Perry Capital, LLC. Mr. Brokaw also served as a director to several companies including: North American Energy Partners Inc., Capital Business Credit LLC, Timberstar, and Value Place Holdings LLC. Prior to joining Perry in 2005, Mr. Brokaw was Managing Director of Lazard Frères & Co. LLC. Mr. Brokaw received a B.A. degree from Yale University and a J.D. and M.B.A. from the University of Virginia. Mr. Brokaw is a member of the New York Bar.

Mr. Remy W. Trafelet, age 43

Remy W. Trafelet is President and Chief Executive Officer of Trafelet & Company, LLC, a New York-based private investment management firm. Mr. Trafelet also serves as Managing Partner of Trafelet Capital Management, LP, Manager of 734 Agriculture, LLC and Chairman of Silver Nip Citrus, LLC, a grower of Florida citrus products. He currently serves as Chairman of HazelTree Treasury Management Solutions, which Mr. Trafelet founded in 2009. In 2000, Mr. Trafelet founded Trafelet Delta Funds, LLC, and in 2009, he spun off the firm’s London operations to form Habrok Capital Management. Prior to founding Trafelet Delta Funds, LLC, Mr. Trafelet was a portfolio manager at Fidelity Management and Research Company. Mr. Trafelet is a trustee of Phillips Exeter Academy and serves as Chairman of its Investment Committee. Additionally, he is a board member of Children’s Scholarship Fund. Mr. Trafelet is a member of the Cold Spring Harbor Research Laboratory Investment Committee and a board member of the Boys’ Club of New York. Mr. Trafelet earned an A.B. degree from Dartmouth College, where he graduated with honors and was named a Presidential Scholar. He is also a Chartered Financial Analyst.

Mr. W. Andrew Krusen, Jr., age 65

Since 1987, Andrew Krusen has been Chairman and Chief Executive Officer of Dominion Financial Group, Inc., a merchant banking organization that provides investment capital to the natural resources, communications and manufacturing and distribution sectors. He is also the managing member of Gulf Standard Energy, LLC, an oil and gas concern, and the

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managing member of Krusen-Douglas, LLC, a large landowner in the Tampa, Florida area. Mr. Krusen serves as a director of publicly-traded Canada Fluorspar Inc., a Canadian fluorspar and industrial minerals company and Lucas Energy, Inc., an independent oil and gas company. He is also a director of Raymond James Trust Company, a subsidiary of Raymond James Financial, Inc., as well as numerous privately held companies, including Beall’s Inc., Romark Laboratories, L.C., Telovations, Inc. and PlanSource Holdings, Inc. Mr. Krusen served as a director of Florida Banks, Inc., from August 1998 until its acquisition in July 2004. He also served as Chairman of the Board of First National Bank of Tampa from 1995 until its acquisition by Florida Banks in August 1998. He is currently a director and Chairman of Florida Capital Group, Inc., a Florida bank holding company, as well as Florida Capital Bank, N.A., its wholly owned subsidiary. Mr. Krusen is a former member of the Young Presidents’ Organization, and is currently a member of the World President’s Organization and the Society of International Business Fellows. He is a past Chairman of Tampa’s Museum of Science and Industry. Mr. Krusen holds a B.A. degree in Geology from Princeton University.

Mr. Benjamin D. Fishman, age 37

Benjamin D. Fishman is a Managing Principal of Arlon Group, the investment arm of Continental Grain Company, and is focused on the activities of the Arlon food and agriculture investment program, which targets investments across the food and agriculture value chain and seeks to provide long-term growth capital for companies. Mr. Fishman began his career at Continental Grain Company in 1998. He left Continental Grain Company to co-found The Grow Network in 2000, which was sold to the McGraw-Hill Companies in 2004. In 2005, Mr. Fishman was a National Finalist for the White House Fellowship, and currently, Mr. Fishman is a board member of Excelline Food Products, LLC, Grandpoint Capital, Inc., K-Mac Holdings Corp., and Rose Displays Ltd., and a Member of the Alumni Council of Collegiate School in New York City. Mr. Fishman received his B.A. degree, cum laude, from Princeton University.

Mr. Henry R. Slack, age 63

Henry R. Slack served as Chairman of Terra Industries, an international nitrogen-based fertilizer company, from 2001 until 2010, and as a director of Terra Industries from 1983 to 2010. He is currently the senior partner of Quarterwatch, LLC and a director of several other private companies that are primarily based in the United Kingdom. Additionally, Mr. Slack is Chairman of the Advisory Board of Blakeney Limited Partners. He has also served as a director of E. Oppenheimer and Son International Limited, a private investment and holding company, since 1979 and sits on its Investment Committee. He was Chief Executive Officer of Minorco SA, an international mining company, from 1991 until 1999, when that company merged with Anglo American Corporation to form Anglo American plc. In addition, he served as Chairman of First Africa Group, a private investment banking firm, from 2006 until its acquisition in 2009, and was Chairman of Task (USA) Inc., a private investment firm, from September 1999 to June 2002. Mr. Slack was a member of the board of directors and the executive committee of Anglo American Corporation, an international mining company, from 1981 until 1999. He has also served on the board of directors of Salomon Brothers Inc., a provider of investment-banking, securities underwriting, and foreign exchange trading services, from 1982 to 1988, SAB Miller plc., one of the world’s largest brewers, from 1998 to 2002, and for more than 20 years on the board of Engelhard Corporation, a supplier of catalysts used in the petroleum, chemical and food

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industries, until its acquisition in 2006. He is currently a member of the Advisory Council of the Willow School, and a trustee of the Raritan Headquarters Association in New Jersey. Mr. Slack holds a B.A. degree in History from Princeton University.

Mr. Clayton G. Wilson, age 51

Clayton G. Wilson is a third generation citrus grower and has been actively involved in the citrus industry for over 28 years. He is the Chief Executive Officer of 734 Citrus Holdings, LLC, d/b/a Silver Nip Citrus. His responsibilities include the oversight of all aspects of the company’s citrus operations. Mr. Wilson is Vice President and Chairman of the Board for Latt Maxcy Corporation and also serves on the board of Citizens Bank and Trust. Mr. Wilson is also a board member of many industry associations, including Ranch One Cooperative, Cooperative Producers, Inc. and Gulf Harvesting, Inc., and past President of Highlands County Citrus Growers Association. He currently serves as a board member and Vice President of Citrus Marketing Services and is a past board member of the Harvesting Advisory Council for the Florida Department of Citrus. He holds a degree in Commerce and Business Administration from the University of Alabama.

Mr. R. Greg Eisner, age 30

Greg Eisner is the Head of Strategy of Dubin & Company, LLC, an investment firm managed on behalf of Glenn Dubin and his family interests. Prior to joining Dubin & Company in 2013, Mr. Eisner was a Managing Director and the Chief Operating Officer of Hedge Fund Strategies for J.P. Morgan Asset Management. Prior to joining J.P. Morgan, Mr. Eisner spent seven years at Highbridge Capital Management. While at Highbridge, Mr. Eisner held various positions, including Chief Operating Officer of Business Development, Chief Strategy Officer of Gávea Investimentos and Head of Corporate Strategy. He was a member of the Highbridge Operating Committee, the Chairman of the Highbridge New Product Committee and, in 2010, led J.P. Morgan and Highbridge’s purchase of a majority interest in Gávea Investimentos. Mr. Eisner also served on the board of directors of Louis Dreyfus Highbridge Energy LLC, an integrated merchant energy business and portfolio company of Highbridge. Prior to joining Highbridge in 2005, Mr. Eisner was an investment banker in Mergers and Acquisitions at The Blackstone Group and in Energy and Power at Banc of America Securities. Mr. Eisner earned his B.S. degree in Economics and B.A. degree in Philosophy, magna cum laude, from the Wharton School at the University of Pennsylvania, where he was a Joseph Wharton and Benjamin Franklin Scholar.

Based on the present principal employment and employment history of the designee directors listed above, which includes broad experience serving on the boards of directors and in senior management positions at public companies, capital investing and management of agriculture and agribusiness companies, 734 Investors believes, and has advised the Company, that each of these designees is qualified to serve on the Board.

734 Investors has advised the Company that, to the best of its knowledge, none of 734 Investors’ designees to the Board has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person

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from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

734 Investors has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. 734 Investors has advised the Company that, to the best of its knowledge, none of its designees or any of its designees’ immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

BOARD OF DIRECTORS

The Board currently consists of nine directors. Each director serves a one-year term until the next annual meeting or until his or her respective successor is duly elected or appointed and qualified.

Set forth below are the names of the current directors, their ages as of October 31, 2013, their existing positions and the month and year they were first elected to the Board:

Name	Age	Position	First Elected Directorship
Ramon A. Rodriguez	68	Chairman	6/09
JD Alexander	54	President and Chief Executive Officer	10/09
Thomas H. McAuley	68	Director	10/10
Charles L. Palmer	71	Director	4/05
John D. Rood	58	Director	6/09
Robert J. Viguet, Jr.	55	Director	9/06
Gordon Walker, Ph.D.	69	Director	4/05
Adam D. Compton	48	Director	2/13
Dykes Everett	52	Director	2/13

Biographical information relating to each of the directors is set forth below:

Ramon A. Rodriguez has been a director of Alico since June 2009 and was elected Chairman of the Board on February 22, 2013. He brings to the Board considerable experience in finance and accounting. He is a past Chairman of the Florida Board of Accountancy and was also President of the Florida Institute of Certified Public Accountants and a member of the Council of the American Institute of Certified Public Accountants. Mr. Rodriguez was an executive with Crowe Horwath from 2006 to 2008 after selling his CPA firm Madsen Sapp Mena Rodriguez & Co. to them. He was a CPA with Madsen Sapp Mena Rodriguez & Co. from

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1971 through 2006 and its Chairman and CEO from 1985 through 2006. Mr. Rodriguez was also the Secretary/Treasurer of DME Corporation, a company involved in manufacturing aerospace and defense products from 1975 until its sale in 2009. He has been a member of the board of directors of Republic Services, Inc., a solid waste company (NYSE: RSG) since 1999. Mr. Rodriguez also serves on a number of civic boards and has been a member of the board of directors of WPBT Channel 2, a not-for-profit television station since 2004, of the Broward Center for the Performing Arts since 2001 and formerly served as a member of the board of directors of Holy Cross Hospital.

JD Alexander is the Vice-Chairman of the Board and was appointed in October 2009. He is the President and Chief Executive Officer of Alico and has held this position since February 2010. He has extensive leadership experience in the private and government sectors as well as comprehensive knowledge of Alico’s operations. Mr. Alexander was the President and Chief Executive Officer of Atlanticblue from March 2005 through March 2012 and served as a director from February 2004 through June 2012. Mr. Alexander served as a Florida State Senator from 2002 to 2012 and as a Florida State Representative from 1998 to 2002. He previously worked for Alico as Vice President Citrus from 1987 to 1997. Mr. Alexander previously served as a director of Global Growth Trust, Inc. from 2009 to 2013.

Thomas H. McAuley has been a director of Alico since October 2010. His business experience and service on other boards provide expertise in corporate leadership, real estate and financial matters. The Board has determined that Mr. McAuley is qualified to serve, and has been designated, as the Audit Committee Financial Expert. He was President of Inland Capital Markets Group, Inc., a subsidiary of TIGI, a Chicago real estate and financial services company, from 2005 through 2009, and the Chairman and CEO of IRT Property Company, a Real Estate Investment Trust headquartered in Atlanta, Georgia, from 1995 through 2003. He currently serves on the boards of Inland Real Estate Corporation and The Westervelt Company and is Chairman of the Board of the Bank of Atlanta.

Charles L. Palmer has been a director of Alico since April 2005. He brings outside board experience, extensive leadership experience and extensive knowledge of the real estate industry. Mr. Palmer is President and Chief Executive Officer of North American Company, LLC, an investment and management company. Mr. Palmer has served in that capacity since January 1, 2010. Prior to that, Mr. Palmer served as President and Chief Executive Officer of North American Company LLLP, a diversified holding company based in Broward County, Florida, which participated in specialty acquisition funds through North American Funds, and real estate development through Sea Ranch Properties, Inc. Mr. Palmer served in that capacity since 1972. Mr. Palmer serves as Chief Executive Officer of North American Business Development Companies, LLC, the business entity that manages each of the businesses held in such funds. Mr. Palmer has served on the boards of SunTrust Bank of South Florida, N.A., a division of SunTrust Banks, Inc., since 1989 and the Broward Center for the Performing Arts since 1994.

John D. Rood has been a director of Alico since June 2009. He has a proven record of leadership in the real estate industry and in public service. Mr. Rood is the founder and Chairman of The Vestcor Companies, which specialize in multifamily development and investment. Mr. Rood currently serves as a Governor on the Florida Board of Governors that oversees the State of Florida University System. He was appointed by President George W.

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Bush to serve as the United States Ambassador to the Commonwealth of the Bahamas from 2004 through 2007. He was appointed by Governor Jeb Bush as a Commissioner of the Florida Fish and Wildlife Conservation Commission and served from 1999 through 2004. He served as its Chairman in 2003.

Robert J. Viguet, Jr. has been a director of Alico since September 2006. He has extensive experience as an outside advisor to public companies and has expertise in corporate governance. Mr. Viguet is a corporate and securities attorney in the Houston, Texas office of Thompson & Knight LLP, an international law firm, where he has been a partner since 2003. Mr. Viguet was a shareholder in the Houston, Texas office of Chamberlain, Hrdlicka, White, Williams & Martin, a regional law firm where he was a member of the firm’s corporate and securities practice group from 1996 through 2003 and a member of the firm’s management committee from 1999 through 2003. Mr. Viguet previously worked as a corporate attorney from 1993 through 1996 for Apache Corporation (NYSE: APA), a leading independent oil company, and was an investment banker and shareholder from 1992 through 1993 of McFarland, Grossman & Company, a private investment banking firm focusing on industry consolidations and emerging growth companies. Mr. Viguet previously served as an independent member of the board of directors of Atlanticblue from 2005 through June 2012.

Gordon Walker, Ph.D. has been a director of Alico since April 2005. He has extensive business and financial knowledge. Dr. Walker is currently the David B. Miller Professor of Business and Chairman of the Department of Strategy and Entrepreneurship at the Cox School of Business, Southern Methodist University, having originally joined the University faculty in 1993. Previously, he taught at Yale University as an Adjunct Associate Professor, at the Wharton School as an Associate Professor and at the Sloan School, Massachusetts Institute of Technology as an Associate and Assistant Professor.

Adam D. Compton has been a director of Alico since February 2013. He has extensive business and financial knowledge. Mr. Compton currently serves as Managing Director and Portfolio Manager with GMT Capital Corporation, Atlanta, Georgia, joining the firm in 2008. GMT Capital Corporation owns 8.2% of Alico’s outstanding shares. From April 2003 to September 2008, Mr. Compton was director and head of U.S. Financial Services Research with RCM Global Investors, San Francisco, California. Previously, Mr. Compton was an equity research analyst covering U.S. banking companies at Keefe Bruyette & Woods, Morgan Stanley and Montgomery Securities, as well as spending three years as a bank regulator for the State of Florida. He has served as a director on the board of Florida National Bank of the Gulf Coast in Naples, Florida, since April 2011.

Dykes Everett has been a director of Alico since February 2013. Mr. Everett serves as a director on the board of Atlanticblue. Mr. Everett has extensive knowledge in the area of real estate and land use regulation. Mr. Everett practiced law for 22 years with the law firm of Winderweedle, Haines, Ward & Woodman, P.A., of Winter Park and Orlando. During that time he represented developers, large landowners and ranchers in the planning, permitting and development of their real estate holdings. In addition, he has served as general counsel and special counsel to the governing boards of the St. Johns River Water Management District and the South Florida Water Management District, respectively. Mr. Everett also served as City Attorney for Orlando and Winter Garden and counsel to various community redevelopment

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agencies in Central Florida. In addition to his law practice, Mr. Everett has served as a principal in urban and rural land development ventures. Acting as principal or advisor, he has planned, structured, and negotiated land acquisition, development, urban redevelopment and water resource projects over the last 10 years.

None of our current directors or executive officers has any family relationship with any other director or executive officer.

CORPORATE GOVERNANCE

We believe that good corporate governance helps to ensure the Company is managed for the long-term benefits of our shareholders. We regularly review and consider our corporate governance policies and practices, the SEC’s corporate governance rules and regulations, and the corporate governance listing standards of the Nasdaq, the stock exchange on which our Common Stock is traded.

Director Independence – Alico is a “Controlled Company”

Atlanticblue, through Seller, currently owns approximately 51% of our outstanding voting stock, and therefore we are a “controlled company” under the Nasdaq corporate governance rules. Accordingly, we are exempt from the independent director requirements of Nasdaq with respect to the composition of our Board and our Compensation and Nominating and Governance Committees. Our Audit Committee, however, must be composed of independent directors. To be considered independent under Nasdaq rules, a director may not be employed by Alico or engage in certain types of business dealings with Alico. In addition, as required by Nasdaq rules, the Board is required to make an affirmative determination that the director has no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities as a director.

Alico will continue to be a controlled company following consummation of the Share Purchase. The Investor Parties have publicly stated that following the Share Purchase, they intend that at least a majority of the Board will continue to be independent based on the criteria set forth in Nasdaq Listing Rule 5605(a)(2).

In addition, the SEC rules require disclosure of “related party” transactions, and Nasdaq listing standards, applicable Florida laws, and Company policies require approval of related party transactions by independent or disinterested directors whether or not the Company is a controlled company.

It has been the policy of the Board to have separate meetings for independent directors at least twice a year and at other times as requested by an independent director. Each meeting was led by a chairman chosen pro tem by the independent directors. The Company met this requirement during the fiscal year ended September 30, 2013.

Board Leadership Structure and Role in Risk Oversight

The leadership structure of the Board is based on the concept of an appropriate balance between management and the Board. The Board currently consists of nine members. The

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Board’s leadership is structured so that there is a separate Chairman of the Board and Chief Executive Officer (“CEO”). The Board believes that this structure is appropriate because it provides an additional layer of oversight to management and allows the Board to act independently of management. The Board also believes that its independent directors provide strong leadership and complement the talents of our management team.

The Board has delegated certain duties with respect to risk oversight for the Company to the Audit Committee. Under the terms of the Board’s Audit Committee Charter, the Audit Committee is composed solely of independent directors and is charged with discussing with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies. The Audit Committee provides regular reports to the Board, and the Board considers risk assessment and risk management policies where appropriate.

COMMITTEES OF THE BOARD

The Company currently has the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The descriptions set forth below provide detailed information about the activities of these committees during the 2013 fiscal year, as well as the current composition of each committee.

Following the Share Purchase, the Board will reconstitute each committee as appropriate.

Audit Committee

The Audit Committee acts on behalf of the Board in fulfilling the Board’s oversight responsibilities, including, among other things:

•	reviewing the accounting and financial reporting processes and the annual independent audit of the financial statements;
•	maintaining the integrity of the Company’s financial statements and disclosures;
•	complying with legal and regulatory requirements;
•	reviewing the retention, qualifications, compensation, independence and performance of the Company’s independent auditors;
•	ensuring the Company maintains internal audit and financial control processes; and
•	providing an avenue of communication between management and the auditors.

The Audit Committee’s Charter is available on the Company’s website at http://www.alicoinc.com, in the Corporate Governance section of the Investor Relations webpage, and is available in printed form upon request from the Corporate Secretary, 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913.

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The Audit Committee is currently composed of five independent directors: Thomas H. McAuley (Chairman), Charles L. Palmer, Robert J. Viguet, Jr., Adam D. Compton, and Dykes Everett. All members of the Audit Committee are independent directors in accordance with the applicable Nasdaq listing standards. The Board has determined that Mr. McAuley is qualified to serve, and has designated Mr. McAuley as the Audit Committee Financial Expert. The Audit Committee met four times in fiscal year 2013. Following the Share Purchase, the Audit Committee will be reconstituted from the independent directors serving on the Board.

Compensation Committee

The Compensation Committee is responsible for, among other things:

•	determining and approving either as a committee or together with the other independent directors (as directed by the Board) the compensation of the CEO;
•	determining and approving the executive officer compensation plans, policies and programs of the Company;
•	establishing the compensation philosophies, goals and objectives for the executive officers;
•	making recommendations to the Board with respect to incentive compensation and equity-based plans;
•	performing an annual review of director compensation; and
•	providing oversight of the Company’s compensation policies, plans and benefit programs.

The Compensation Committee is governed by a written charter adopted and approved by the Board. The Compensation Committee’s Charter is available on the Company’s website http://www.alicoinc.com, in the Corporate Governance section of the Investor Relations webpage, and is available in printed form upon request from the Corporate Secretary, 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913.

The Compensation Committee is currently composed of four independent directors: Charles L. Palmer (Chairman), John D. Rood, Robert J. Viguet, Jr., and Dr. Gordon Walker. The Compensation Committee is currently composed entirely of directors who are independent under the Nasdaq listing standards. The Compensation Committee met 14 times in fiscal year 2013. Following the Share Purchase, the Compensation Committee will be reconstituted from the independent directors serving on the Board.

The Compensation Committee engaged two compensation consultants, Towers Watson and Pearl Meyer & Partners, at various times in fiscal 2013 to provide advice about proposed compensation programs and amounts and to provide market survey data regarding executive compensation. Pearl Meyer & Partners is the current compensation consultant and has been instructed to provide specific data to the Compensation Committee on an annual basis and from time to time as requested.

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Compensation Committee Interlocks and Insider Participation

None of the current members of the Compensation Committee is an officer or employee of the Company. In addition, there are no interlocking relationships between any of these directors and any other current executive officer of the Company and each of them is independent under the Nasdaq listing standards.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for, among other things:

•	reviewing annually the performance of the Board, including its structure, size, climate and tone;
•	recommending nominees to serve on the Board to fill new positions or vacancies;
•	reviewing and recommending action to be taken with respect to shareholder proposals;
•	reviewing performance and qualifications of Board members before they stand for re-election; and
•	reviewing corporate governance guidelines to assure their relevance to and compliance with the Company’s current situation and recommending changes to these principles to the Board for its consideration and approval.

The Nominating and Governance Committee’s Charter is available on the Company’s website at http://www.alicoinc.com in the Corporate Governance section of the Investor Relations webpage, and is available in printed form upon request from the Corporate Secretary, 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913.

Currently the members of the Nominating and Governance Committee are John D. Rood (Chairman), Thomas H. McAuley, Dr. Gordon Walker, Adam D. Compton, and Dykes Everett. The Nominating and Governance Committee is currently composed entirely of directors who are independent under the Nasdaq listing standards. The Nominating and Governance Committee met five times during fiscal year 2013. Following the Share Purchase, the Nominating and Governance Committee will be reconstituted from the independent directors serving on the Board.

There were no fees or expenses paid to a third party in fiscal year 2013 and 2012 for the identification or evaluation of potential nominees.

The Nominating and Governance Committee has adopted a formal policy with regard to the consideration of any director candidates recommended by shareholders other than Atlanticblue, Alico’s controlling shareholder. Atlanticblue is not included in this policy because, as the controlling shareholder of Alico, representatives of Atlanticblue may serve on the Board to express its views on corporate strategy and policy and other matters. Subject to the foregoing, the criteria for consideration of shareholder recommendations are as follows: (a) for each annual

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meeting of the Company’s shareholders, the Nominating and Governance Committee will accept for consideration only one recommendation from any shareholder or affiliated group of shareholders; (b) only candidates who satisfy the Company’s minimum qualifications for directors will be considered; and (c) in considering shareholder recommendations, the Nominating and Governance Committee will take into account, among other factors, the size and duration of the recommending shareholder’s ownership interest in the Company and whether the shareholder intends to continue holding that interest through the annual meeting date. The Nominating and Governance Committee will consider whether to continue to observe this policy following the Share Purchase.

A shareholder wishing to recommend to the Nominating and Governance Committee a candidate for election as a director must submit the recommendation in writing to the Nominating and Governance Committee, in care of the Company’s Corporate Secretary at the address of the Company’s headquarters. Submissions by shareholders recommending candidates for election at the next annual meeting must comply with the same deadline as other shareholder proposals for such meeting; that is, the recommendations must be received not later than 120 calendar days nor more than 150 calendar days prior to the first anniversary of the date of the proxy statement for the prior annual meeting of shareholders. In the event that the date of the next annual meeting of shareholders is more than 30 days following the first anniversary date of the annual meeting of shareholders for the prior year, the submission must be made in a reasonable time in advance of the mailing of the Company’s next annual proxy statement. Each nominating recommendation must include such specified information concerning the group of shareholders making the recommendations as the Nominating and Governance Committee may determine from time to time, the name of the proposed nominee, any relationships between the recommending shareholder and the proposed nominee and the qualifications of the proposed nominee to serve as a director. The recommendation must also be accompanied by the consent of the proposed nominee to serve if nominated and the agreement of the nominee to be contacted by the Nominating and Governance Committee, if the Nominating and Governance Committee decides to do so.

Under Florida law and the Company’s bylaws, the Board may increase the number of directors during the year and appoint additional directors to fill the vacancies so created if it chooses to do so. Other than the transactions described in this Information Statement, the Board does not plan to do so at the present time.

Special Committee in Connection with Sale by Atlanticblue

In addition to the standing committees described above, on January 29, 2013, the Board established a Special Committee to explore working cooperatively with Atlanticblue in connection with Atlanticblue’s announced intention to sell all of its Alico shares. The Special Committee is comprised of Ramon A. Rodriguez (Chairman), Adam D. Compton, Thomas H. McAuley, Charles L. Palmer, John D. Rood, Robert J. Viguet, Jr., and Dr. Gordon Walker.

Code of Business Conduct and Ethics and Corporate Governance Principles

The Board has adopted a Code of Business Conduct and Ethics (“Code of Ethics”) which is applicable to all directors, officers and employees. The Code of Ethics covers all areas of

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professional conduct, including conflicts of interest, unfair or unethical use of corporate opportunities, protection of confidential information, compliance with all applicable laws and regulations, and oversight and compliance. It also has adopted Corporate Governance Principles to guide its own operations. Both documents are available on the Company website, http://www.alicoinc.com in the Corporate Governance section of the Investor Relations webpage, and are available in printed form upon request from the Corporate Secretary, 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913.

Communications with Directors

Shareholders and other interested parties may communicate with the Board by forwarding written comments to the Board of Directors of Alico, Inc., 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913. Company contact information and procedures are also included on the Company’s website at http://www.alicoinc.com.

Board Meetings

The Board met 15 times during fiscal year 2013. The independent directors met an additional five times during fiscal year 2013. Each director attended at least 75% of the Board meetings and committee meetings held by all committees on which they served. It is the Company’s policy to strongly encourage the Company’s directors to attend the annual meeting of shareholders, in addition to attendance at regular Board and committee meetings. All of the directors attended the 2013 annual meeting of shareholders.

INDEPENDENCE OF DIRECTORS

Each current director completed an independence questionnaire that elicits responses about each director’s personal and business relationships and other factors affecting his or her independence. Based on the review of such questionnaires and all other available information, the Nominating and Governance Committee analyzed the independence of each current director and determined that the following directors meet the standards of independence under applicable Nasdaq listing standards: Messrs. Compton, Everett, McAuley, Palmer, Rodriguez, Rood, Viguet, and Walker. The Investor Parties have publicly stated that following the Share Purchase, they intend that at least a majority of the Board will continue to be independent based on the criteria set forth in Nasdaq Listing Rule 5605(a)(2).

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, proposed director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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EXECUTIVE OFFICERS

The following table sets forth the names, positions and ages (as of October 31, 2013) of each person who currently is an executive officer of Alico.

Name	Age	Position
JD Alexander	54	President and CEO
Kenneth Smith, Ph.D.	46	Executive Vice President and Chief Operating Officer
W. Mark Humphrey, CPA	42	Senior Vice President and Chief Financial Officer
Steven C. Lewis, CPA	53	Treasurer

INFORMATION CONCERNING EXECUTIVE OFFICERS
WHO ARE NOT DIRECTORS

Kenneth Smith, Ph.D., has served as Executive Vice President and Chief Operating Officer of our Company since July 2010. Prior to joining Alico, Dr. Smith was the Vice-President of Agriculture Operations for Atlanticblue. Prior to joining Atlanticblue, Dr. Smith was a private consultant for large cattle operations across the United States, including Alico, and held various management positions in technical services/research and business management with Purina Mills, Inc. He holds a B.S. and M.S. degree in Animal Science from West Texas State University and a Ph.D. from Texas Tech University.

W. Mark Humphrey, CPA, has served as Senior Vice President and Chief Financial Officer of our Company since June 2011. Prior to joining Alico, Mr. Humphrey was the Chief Financial Officer for the Compass Management Group, LLC, a diversified company involved in the management of homeowners associations and commercial properties in Southwest Florida. Prior to his involvement with the Compass Management Group he held similar positions with Prism Microwave, Inc. and Source Interlink Companies. Mr. Humphrey started his career with PricewaterhouseCoopers and spent two years in the firm’s National Accounting & SEC Directorate in New York City where he helped develop Sarbanes-Oxley methodology for the firm and its clients. Mr. Humphrey holds a B.S. and M.S. degree in Accounting from the University of Florida, and he has a Florida CPA designation.

Steven C. Lewis, CPA, has served as Treasurer of our Company since December 2010. Prior to joining Alico, Mr. Lewis served as Chief Financial Officer for WilsonMiller, Inc., and was the Corporate Controller of Miromar Development Corporation in Southwest Florida. Mr. Lewis also spent approximately six years in public accounting, principally with Kenneth Leventhal & Company in Miami, Florida. He holds a B.S. degree in Accounting from the University of Florida, and he has a Florida CPA designation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers and persons who beneficially own more than ten percent of our outstanding Common Stock to file reports of ownership and changes in beneficial ownership of our Common Stock on Form 3, Form 4 and Form 5, as appropriate, with the SEC and to furnish us with copies of all such Section 16(a)

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reports they file. Based solely on the review of copies of such reports and amendments thereto and other information furnished to us, we believe that, during fiscal year 2013, all officers, directors and persons who beneficially own more than ten percent of our Common Stock complied in a timely manner with all filing requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
OFFICERS AND DIRECTORS

The following table sets forth the beneficial ownership of our Common Stock as of October 31, 2013, by (i) each person known to us to be the beneficial owner of more than five percent of the outstanding shares of our Common Stock, (ii) each of our current directors and the director nominees designated by 734 Investors, (iii) our Named Executive Officers (“NEOs”), and (iv) all of our directors and executive officers as a group. Unless otherwise indicated, the persons listed in this table have sole voting and investing power with respect to all shares shown as beneficially owned, subject to community property laws, where applicable.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting and/or investment power with respect to such shares. There were no outstanding options for any of the parties included in the table below.

	Shares Beneficially Owned(1)
Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class(1)
5% Shareholders
Atlantic Blue Group, Inc. 122 East Tillman Avenue Lake Wales, FL 33853	3,725,457(2)	51.21%
Thomas E. Claugus 2100 Riveredge Parkway, Suite 840 Atlanta, GA 30328	1,180,266(3)	16.22%
GMT Capital Corp. 2100 Riveredge Parkway, Suite 840 Atlanta, GA 30328	596,581(3)	8.20%
Bruce S. Sherman c/o M4 Capital LLC 5150 Tamiami Trail N., Suite 505 Naples, FL 34103	366,681(4)	5.04%
Directors and Named Executive Officers(5)
JD Alexander	3,737,735(6)	51.38%(10)
Adam D. Compton	2,456(3)(11)	*
Dykes Everett	2,156	*
Thomas H. McAuley	9,796(8)	*
Charles L. Palmer	32,294(9)	*
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Ramon A. Rodriguez	14,726(7)	*
John D. Rood	11,604(7)	*
Robert J. Viguet, Jr.	15,189(7)	*
Dr. Gordon Walker	19,287(7)	*
Kenneth Smith, Ph.D.	—	*
W. Mark Humphrey, CPA	—	*
Steven C. Lewis, CPA	—	*
George R. Brokaw	—	*
R. Greg Eisner	—	*
Benjamin D. Fishman	—	*
W. Andrew Krusen, Jr.	—	*
Henry R. Slack	—	*
Remy W. Trafelet	—	*
Clayton G. Wilson	—	*
All Named Executive Officers, directors and director nominees as a group (19 persons)	3,845,243(10)	52.86%

*	Less than one percent.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting and/or investment power with respect to such shares. There were no outstanding options for any of the parties included in the table above.
(2)	The amount shown for Atlanticblue is based on the number of shares reported on Amendment No. 18 to the 13D filed on October 21, 2013 with the SEC (the “Atlanticblue 13D”). According to the Atlanticblue 13D, Atlanticblue and Alico Holding, LLC (“Holding”) share the power to vote or direct the vote and the power to dispose or direct the disposition of 3,725,457 shares. Holding is a wholly owned subsidiary of Atlanticblue. In the Atlanticblue 13D, Atlanticblue reported that Holding had entered into a Stock Purchase Agreement with 734 Investors pursuant to which 734 Investors will acquire all of the 3,725,457 shares owned by Holding.
(3)	The beneficial ownership numbers for Mr. Claugus include 596,581 shares held by GMT Capital Corp., as of June 30, 2013 as reported on Form 13F filed August 16, 2013 and 158,100 shares held by Bay Resource Partners, L.P., 108,700 shares held by Bay II Resource Partners, L.P., and 298,085 shares held by Bay Resource Partners Offshore Master Fund, L.P. as reported on Schedule 13-G filed on April 11, 2012 and of which Mr. Claugus may be considered to be the indirect beneficial owner by virtue of his positions as President of GMT Capital Corp., general partner of Bay Resource Partners, L.P., general partner of Bay II Resource Partners, L.P. and investment manager of Bay Resource Partners Offshore Master Fund, L.P. for which shared voting and shared dispositive powers are held. Mr. Claugus holds 18,800 shares personally for which he holds sole voting and dispositive powers. Mr. Compton currently serves as the Managing Director and Portfolio Manager with GMT Capital Corp. and has disclaimed beneficial ownership of the 596,581 shares held by GMT Capital Corp.
(4)	The amount shown for Mr. Sherman is based on the number of shares reported on Mr. Sherman’s Schedule 13D filed with the SEC on February 4, 2013.
(5)	Except as set forth in this table or the footnotes thereto, the business address of each director and NEO listed is c/o Alico, Inc., 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913.
(6)	Includes 320 shares held in the names of Mr. Alexander’s children and 11,958 shares received under the Directors Stock Compensation Plan pursuant to Mr. Alexander’s election to receive shares in lieu of cash
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fees. The amount shown for Mr. Alexander also includes the shares beneficially owned by Atlanticblue. Mr. Alexander and certain of his family members are shareholders of Atlanticblue and Mr. Alexander formerly served as a director and officer of Atlanticblue. Mr. Alexander disclaims beneficial ownership of the shares held by Atlanticblue except to the extent of his pecuniary interest therein.

(7)	Consists of shares received under the Directors Stock Compensation Plan pursuant to such director’s election to receive shares in lieu of cash fees.
(8)	Includes 8,796 shares received under the Directors Stock Compensation Plan pursuant to Mr. McAuley’s election to receive shares in lieu of cash fees.
(9)	Includes 22,294 shares received under the Directors Stock Compensation Plan pursuant to Mr. Palmer’s election to receive shares in lieu of cash fees.
(10)	Includes the shares owned by Holding, as described in footnote (2) to this table.
(11)	Includes 2,156 shares received under the Directors Stock Compensation Plan pursuant to Mr. Compton’s election to receive shares in lieu of cash fees.

COMPENSATION COMMITTEE REPORT

Compensation Philosophy and Framework

The goal of Alico’s executive compensation program is to attract, retain and reward executives who create shareholder value, share our vision and perform in a manner that enables the Company to achieve its strategic goals. Alico’s compensation programs are designed to accomplish this goal by rewarding executives for their contributions to the financial and operating performance of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes our compensation philosophy and the compensation programs provided to our NEOs. This discussion should be read in conjunction with the tables and related narratives that follow. Our NEOs are:

•	JD Alexander — President and CEO;
•	Kenneth Smith, Ph.D. — Executive Vice President and Chief Operating Officer;
•	W. Mark Humphrey, CPA — Senior Vice President and Chief Financial Officer; and
•	Steven C. Lewis, CPA — Treasurer.

The Company’s compensation philosophy and program design is intended to support the Company’s business strategy and align executives’ interests with those of shareholders and employees. A significant portion of the Company’s executive compensation opportunity is related to factors that directly and indirectly influence shareholder value, including stock performance and operational performance. The Company believes that as executives’ responsibilities increase, so should the proportion of their individual total pay composed of variable compensation, which supports and reinforces the Company’s pay for performance orientation.

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The Compensation Committee also regularly reviews best practices related to executive compensation to ensure alignment between the Company’s compensation programs, business strategy and shareholder focus. Consistent with our commitment to executive compensation best practices, the following executive compensation practices are in place:

•	Total compensation levels for executives that are generally positioned at or below the median (50th percentile) of the market.
•	A well-defined peer group of comparative companies is used, along with published surveys, to benchmark executive compensation.
•	A long-term incentive plan consisting of a performance share plan that requires significant stock price appreciation to trigger an award payout.
•	Modest perquisites for executives.
•	Historical share grant levels that have minimized shareholder dilution.

Our Executive Compensation Program

The intent of the Company’s executive compensation program is to attract and retain talent and to create incentives for and to reward excellent performance. To that end, we seek to compensate our executives in a manner that:

•	is competitive;
•	rewards performance that creates shareholder value and recognizes individual contribution; and
•	encourages long-term value creation.

Philosophy and Peer Group

As a general proposition, the Compensation Committee believes that aggregate base salaries for executives should be below the median for comparable companies and that a larger component of total pay should be in the form of variable compensation. In developing and maintaining appropriate compensation programs and compensation levels for our executives, the Compensation Committee performs, among other things:

•	A review of two sets of comparative data prepared by our compensation consultant to evaluate the positioning of compensation levels for our executives.
○	The first set of market data comes from published compensation surveys and reflects prevailing compensation practices and levels for broad-based general industry companies.
○	The second set of market data comes from compensation information publicly filed by 12 peer companies (our “Compensation Peer Group”). The
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Compensation Committee believes that peer company data provides useful information, but few, if any, peers accurately mirror Alico’s operations. For this reason, the Company does not benchmark or target compensation within a percentile range of its peers, but utilizes the data as a reference point in its compensation determination, in conjunction with data from published surveys. These data points create ranges of compensation values that the Compensation Committee considers in setting executive pay levels. The benchmark data reviewed by the Compensation Committee are statistical summaries of pay practices and are not representative of the compensation levels at any one organization.

•	The Compensation Committee reviews our Compensation Peer Group. The Compensation Peer Group adopted by the Company in fiscal year 2013 for fiscal year 2014 consists of the 12 companies listed below. All are publicly traded companies with annual revenues between $17 million and $525 million, with the median revenue being $99 million.
Alexander & Baldwin, Inc.	Deltic Timber Corporation	Limoneira Company	Tejon Ranch Company
AV Homes, Inc.	Forestar Group Inc.	Pope Resources L.P.	The St. Joe Company
Consolidated-Tomoka Land Co.	Griffin Land & Nurseries, Inc.	Potlatch Corporation	Thomas Properties Group, Inc.

•	The Compensation Committee annually reviews the Company’s financial performance and evaluates the individual performance of each executive and his/her role in influencing Company performance and the financial condition of the Company. For fiscal 2013, the Compensation Committee evaluated NEOs’ performances based on the Compensation Committee’s overall judgment using quantitative and qualitative factors, including the accomplishment of initiatives, attitude and leadership. For fiscal 2013, the Compensation Committee did not directly link compensation to achievement of performance goals, but rather considered NEOs’ contributions in the context of relevant conditions and many factors beyond each executive’s control, such as weather, commodity prices and strategic opportunities, to determine if and to what extent NEOs’ individual contributions merit discretionary compensation.

Consultant

The Compensation Committee makes recommendations to the Board for all compensation for executives, including the structure and design of the compensation programs. The Compensation Committee is responsible for retaining and terminating compensation consultants and determining the terms and conditions of their engagement. The Compensation Committee engaged Pearl Meyer & Partners (the “Consultants”) in the latter part of fiscal 2013 to advise the Compensation Committee (and at times, management) with respect to the Company’s compensation programs and to perform various related studies and projects, including market analysis and compensation program design for fiscal 2014. Towers Watson

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advised the Compensation Committee for fiscal 2013, 2012 and 2011. The Compensation Committee reviews the role of its compensation advisor and has concluded that no conflicts of interest exist with the Consultants, and further believes that the Consultants are fully independent for purposes of providing ongoing recommendations regarding executive compensation.

Pay Mix

As noted above, the Compensation Committee believes that a significant portion of each executive’s compensation opportunity should be tied to variable compensation and value creation for shareholders. The Compensation Committee believes this mix provides an appropriate balance between the financial security required to attract and retain qualified individuals, and the Compensation Committee’s goal of ensuring that executive compensation rewards performance that benefits shareholders over the long term.

Base Salaries

Base salaries for the Company’s NEOs are based on their scope of responsibilities, education and training levels, leadership abilities, performance and specialized skills. Determination of salaries is based on the current competitive market environment, including overall demand for such executives and competitive pay practices including a review of the Company’s Peer Group and other relevant data. The Company’s financial performance, overall financial condition, and individual performance are evaluated in addition to the factors listed above in order to determine whether salary increases are advisable. The Compensation Committee wishes to incentivize executives with pay for performance. Accordingly, base salary levels of the Company are generally lower than the market median. It is the Compensation Committee’s philosophy to provide a significant portion of the compensation paid to each executive through its discretionary incentive bonus program and long-term incentives.

Annual salaries for NEOs are summarized in the table below:

NEO	FY 2012	FY 2013
JD Alexander	$380,000	$380,000
Kenneth Smith, Ph.D.	$285,000	$285,000
W. Mark Humphrey, CPA	$200,000	$200,000
Steven C. Lewis, CPA	$175,000	$175,000

Annual Discretionary Cash Bonuses

The Company has an annual discretionary cash bonus (“discretionary bonus”) program. The Compensation Committee evaluates the Company’s financial performance and overall financial condition in addition to its evaluation of each NEO to determine if discretionary bonuses are to be paid for the fiscal year. The Compensation Committee generally does not establish target minimum or maximum bonus levels for executives. If, in the Compensation Committee’s discretion, the Company’s performance and overall financial condition do not warrant the payment of discretionary bonuses, no such bonuses are paid.

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When the Compensation Committee determines that the interests of the Company and its shareholders would be served by the payment of discretionary bonuses, the Compensation Committee also considers the individual performance of each executive and his/her role in influencing Company performance and the financial condition of the Company. In the case of NEOs other than the CEO, these evaluations are based in part on input from the Company’s CEO regarding each executive’s performance. The Compensation Committee evaluates the executive’s performance based on the Compensation Committee’s overall judgment considering a number of quantitative and qualitative factors, including accomplishment of initiatives, attitude and leadership. All Compensation Committee actions regarding the discretionary bonuses are subject to the review and approval of the Board.

Based on the Company’s financial results in fiscal 2013, the Compensation Committee approved discretionary bonuses as follows:

Executive	Payout	% of Salary
JD Alexander	$240,000	63%
Kenneth Smith, Ph.D.	$200,000	70%
W. Mark Humphrey, CPA	$80,000	40%
Steven C. Lewis, CPA	$55,000	31%

The Compensation Committee believes that these discretionary bonuses are consistent with the Company’s fiscal year 2013 financial performance, reflect the competitive market and are appropriate to the scope of responsibility and contribution made by each NEO.

Long-Term Incentives

No long-term incentive awards were made to the NEOs during fiscal 2013. On May 26, 2011, the Board approved the adoption of the Long-Term Incentive Program (the “Program”) as part of the Alico, Inc. 2008 Incentive Equity Plan. Pursuant to the Program, the Company entered into Restricted Stock Award Agreements with Kenneth Smith, W. Mark Humphrey and Steven C. Lewis on May 26, 2011, and with JD Alexander on April 19, 2012.

Under the Restricted Stock Award Agreements, the NEOs will be entitled to receive awards of restricted Common Stock of the Company if the Performance Criteria or Partial Performance Criteria (each as outlined below) are achieved. The restricted Common Stock awards will be subject to vesting restrictions as specified. No restricted Common Stock will be awarded under the Program unless the Performance Criteria or Partial Performance Criteria are achieved during the five-year period following the Award Date (the “Performance Period”) as specified.

The number of shares of restricted Common Stock contingently awarded to each NEO (the “Award Level”) was determined based on the product of (i) the percentage of base salary represented by the annualized value of long-term incentive compensation which ranked at the 75th percentile of the Company’s Compensation Peer Group at the time of the award for the comparable executive officer of Compensation Peer Group companies; (ii) multiplied by the

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median base salary of the comparable executive officer at Compensation Peer Group companies; (iii) and multiplied by three (to reflect a three-year compensation period under the Program);
(iv) divided by the Base Stock Price (the 20 Day Average Closing Price of the Common Stock) immediately prior to the grant date of the award.

Under the Restricted Stock Award Agreements, the “Performance Criteria” is achieved if, at any time during the Performance Period, the average of the closing price of Alico’s Common Stock over the most recent 20 consecutive trading day period (the “20 Day Average Closing Price”) exceeds (i) 200% of the Base Stock Price at any time during the three-year period commencing on the Award Date, or (ii) 214% of the Base Stock Price during the one-year period commencing on the third anniversary of the Award Date and ending on the fourth anniversary of the Award Date or (iii) 228% of the Base Stock Price at any time during the one-year period commencing on the fourth anniversary of the Award Date and ending on the fifth anniversary of the Award Date (in each case, the “Target Average Stock Price”). If the 20 Day Average Closing Price equals or exceeds 100% of the applicable Target Average Stock Price on any day during the Performance Period, Participants will be awarded, subject to vesting, 100% of their respective Award Levels.

If the Performance Criteria are not achieved during the Performance Period but at any time during the Performance Period, the 20 Day Average Closing Price exceeded 90% of the applicable Target Average Stock Price, then 50% of the Award Level for each respective Participant shall be awarded, subject to vesting, at the end of the Performance Period (“Partial Performance Criteria”). The Partial Performance Criteria was achieved under the Restricted Stock Award Agreements for each of the NEOs during fiscal 2013.

If the Performance Criteria is achieved, the shares of restricted Common Stock subject to the award are delivered to the NEOs as follows:

•	50% of the Award Level shall immediately vest upon achievement of the Target Average Stock Price (the “Achievement Date”).
•	25% of the Award Level shall vest on the first anniversary of the Achievement Date.
•	25% of the Award Level shall vest on the second anniversary of the Achievement Date.

If the Partial Performance Criteria is achieved, the shares of restricted Common Stock subject to the award are delivered to the NEOs as follows:

•	25% of the Award Level shall vest at the end of the Performance Period.
•	12.5% of the Award Level shall vest on the first anniversary of the end of the Performance Period.
•	12.5% of the Award Level shall vest on the second anniversary of the end of the Performance Period.
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Retirement Benefits

Executives are allowed to participate in the Company’s qualified employee benefit 401(k) and Profit Sharing Plan offered to all full-time employees. Under the plan, the Company provides a matching contribution of up to 4% of a participating employee’s eligible compensation. Additionally, annual discretionary contributions, based on a percentage of salary determined at the Board’s sole discretion, may be contributed pursuant to the qualified profit-sharing portion of the plan. The Company made 3%, 4% and 3% discretionary contributions for fiscal years 2013, 2012 and 2011, respectively.

Perquisites and Other Fringe Benefits

The Company’s executives receive health and insurance benefits, such as group medical and life, under plans generally available to all salaried employees. Other fringe benefits consist of life insurance, company-provided vehicles and housing allowances where appropriate, and dividends on restricted stock awards. The Company does not own a corporate jet or helicopter, nor does it pay for country club dues or other such perquisites.

Compensation Risk Assessment

After the close of each fiscal year, a comprehensive assessment is conducted to identify potential risks within the Company’s compensation program. At the end of fiscal 2012, this review concluded that the Company’s compensation program was balanced and did not promote imprudent or excessive risk taking. The Company does not use highly leveraged short-term incentives that encourage short-term, high-risk strategies at the expense of long-term performance and value. Furthermore, the Compensation Committee is heavily involved in making compensation decisions that are consistent with the Company’s business strategy. The Company’s compensation programs promote consistent, long-term performance by heavily weighting variable compensation so that it rewards executives for strong operating performance and favorable financial performance.

Use of Tally Sheets

To assist the Compensation Committee in making compensation decisions, the Compensation Committee reviews compensation tally sheets, which present comprehensive data on the total compensation and benefits package for each NEO. These tally sheets include all obligations for present and projected future compensation and contain comparative historical information.

Change-in-Control Arrangements

In March of 2013, the Company entered into Change-in-Control Agreements with each of its NEOs (JD Alexander, Kenneth Smith, W. Mark Humphrey, and Steven C. Lewis). Pursuant to the terms of the agreements, in the event the NEO is terminated without “cause” (as defined in the applicable NEO’s agreement) or resigns for “good reason” (as defined in the applicable NEO’s agreement) within 18 months following a change-in-control, the NEO will receive, in the case of Mr. Alexander, an amount equal to 2 times the sum of his base salary and the average of his cash compensation other than base salary during the three-year period prior to termination,

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and in the cases of Messrs. Smith, Humphrey and Lewis, an amount equal to 1 times the sum of their respective base salaries and the average of their respective cash compensation other than base salary during the 3-year period prior to termination. Payment of the change-in-control compensation is subject to the execution of a release in favor of the Company by the NEO. On November 6, 2013, Mr. Alexander tendered his resignation as Chief Executive Officer and an employee of the Company subject to and effective immediately following the Closing, thereby waiving his right to receive any payments under the Change-in-Control Agreement.

On November 6, 2013, the Company entered into a Consulting and Non-Competition Agreement with Mr. Alexander under which (i) Mr. Alexander will provide consulting services to the Company for a period of two years after the Closing, (ii) Mr. Alexander will be bound by certain non-competition, non-solicitation and non-interference covenants for a period of two years after the Closing, and (iii) the Company will pay Mr. Alexander $2 million in 24 monthly installments after the Closing for such services and covenants.

Under the Restricted Stock Award Agreements, the shares subject to the awards become fully vested and are to be issued to the NEOs upon a change-in-control. The Share Purchase will constitute a change-in-control that will result in the award of shares to the NEOs.

The following table sets forth estimates of the amounts payable to each of the NEOs upon a change-in-control.

Named Executive Officer	Payments Under Restricted Stock Award Agreement (1)	Potential Payments Under Change- in-Control Agreement (2)		Payments Under Consulting and Non- Competition Agreement (4)	Total Payments Upon Change- in-Control
JD Alexander	$3,747,968	$	—(3)	$2,000,000	$5,747,968
Kenneth Smith, Ph.D.	1,237,401		495,471	—	1,732,872
W. Mark Humphrey, CPA	729,270		303,909	—	1,033,179
Steven C. Lewis, CPA	375,384		248,954	—	624,338
Total	$6,090,023		$1,048,334	$2,000,000	$9,138,357

(1)	The amounts shown represent the estimated value of the shares of restricted stock that would be awarded to the NEO upon a change-in-control, using the $39.96 closing price of the Common Stock on October 31, 2013.
(2)	Under the Change-in-Control Agreements, the NEO will only be entitled to these payments if he is terminated “without cause” or if he resigns for “good reason” within 18 months after a change-in-control.
(3)	Mr. Alexander waived his rights to payments under this Change-in-Control Agreement by tendering his resignation as an employee, subject to and effective immediately following the Closing.
(4)	Mr. Alexander will receive the amount shown in 24 monthly installments in consideration of consulting services to be performed by Mr. Alexander and compliance by Mr. Alexander with certain non-competition, non-solicitation and non-interference covenants.

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Indemnification Agreements

In March of 2013, the Company also entered into Indemnification Agreements with its officers and directors (each, an “Indemnified Party”). Pursuant to the terms of the agreements, the Company agreed to indemnify each Indemnified Party, to the fullest extent permitted by applicable law, against all expenses, judgments and fines incurred in connection with any legal proceeding brought against an Indemnified Party by reason of the fact that he is or was an officer or director of the Company or by reason of any action taken by him while acting on behalf of the Company. The Company also agreed to maintain directors’ and officers’ liability insurance policies at existing coverage levels for as long as an Indemnified Party continues to serve as an officer or director of the Company and for a period of six years thereafter.

Stock Ownership Guidelines for CEO and Directors

The Company believes that its CEO should have a financially significant investment in the Company so that his or her interest and the interest of the Company’s shareholders are aligned. In furtherance of this goal, in January 2013, the Board adopted a CEO Stock Purchase Policy requiring the CEO to beneficially own shares in the Company with a value equal to the higher of the market value or the price at which the CEO acquired the stock that is equal to or greater than $250,000 or the lesser amount applicable to a phase-in period as specified below (the “Company CEO Target Stock Ownership Requirement”), determined as of the end of each fiscal year. During the phase-in period, the CEO who is phasing in ownership must own, as of each measurement date (as described below) and at all times thereafter while he or she is the CEO of the Company, stock with a market value at least equal to or greater than the phase-in Company CEO Target Ownership Requirement as follows: At the end of the fiscal year during which the CEO is hired (the “first measurement date”), the CEO must have ownership of $50,000 in Alico Common Stock, at the end of the next fiscal year after the first measurement date, have ownership of $150,000 in Alico Common Stock and at the end of the second fiscal year after the first measurement date, have ownership of $250,000 in Alico Common Stock.

In 2005, the Board adopted, and the Company’s shareholders approved, a director stock purchase policy requiring that all directors who are not beneficial owners of Atlanticblue own Company stock with a market value that is equal to or greater than $200,000 or such lesser amount as is applicable to a phase-in period (the “Company Director Target Stock Ownership Requirement”). To provide directors serving on the Board as of the date of the adoption of this policy and new directors who subsequently join the Board the opportunity to meet this requirement over a reasonable period of time, each such director has three years to achieve the overall Company Director Target Stock Ownership Requirement. If the director is elected to the Board at a time when there is less than four months remaining in the fiscal year, then the three-year period for overall compliance with the Company Director Target Stock Ownership Requirement would be extended until the end of the next full fiscal year. In October 2008, the Board amended the director stock purchase policy to provide that the $200,000 Company Director Target Stock Ownership Requirement may be calculated using the greater of current market value or the price of the stock at the time the director acquired the stock. The Company Director Target Stock Ownership Requirement will be measured at the end of the phase-in period and annually thereafter at the end of each fiscal year. In May 2010, the Board amended the director stock purchase policy to reduce the Company Director Target Stock Ownership

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Requirement from $200,000 to $180,000. On January 8, 2013, the Board increased the Company Director Target Stock Ownership Requirement from $180,000 to $200,000.

Tax Impact on Compensation

The Compensation Committee has reviewed the Company’s compensation plans with regard to the deduction limitation under the Omnibus Budget Reconciliation Act of 1993 (the “Act”) and the final regulations interpreting the Act that have been adopted by the Internal Revenue Service and the Department of the Treasury. Based on this review, the Compensation Committee has determined that the compensation paid to executive officers in fiscal year 2013 qualifies for deductibility under the regulations.

Section 162(m) of the Internal Revenue Code (the “Code”) places a $1 million limit on the amount of compensation the Company may deduct for tax purposes in any year with respect to each NEO, except that performance-based compensation that meets applicable requirements is excluded from the $1 million limit. The Company’s executive compensation program is intended to maximize the deductibility of compensation; however, there can be no assurance that all long-term incentive compensation, if and when any is paid to any NEO, will ultimately prove to be deductible to the Company under the Code and applicable U.S. Treasury Regulations. Further, when warranted due to competitive or other factors, the Compensation Committee may decide in certain circumstances to exceed the deductibility limit under Section 162(m) or to otherwise pay nondeductible compensation. There were no such circumstances in fiscal year 2013.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table provides information regarding the compensation of our NEOs for the fiscal years 2013, 2012 and 2011. This table should be read in conjunction with the Compensation Discussion and Analysis, which sets forth the objectives and other information regarding our executive compensation program.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary (c)	Bonus (d)	Stock Awards (e)	All Other Compensation (i)	Total (j)
JD Alexander(1)	2013	$ 380,000	$ 240,000	$ 90,778	$ 25,211	$ 735,989
President and Chief	2012	$ 285,000	$ 300,000	$ 299,891	$ 35,936	$ 920,827
Executive Officer	2011	$ 190,000	$ 200,000	$ 54,000	$ 26,423	$ 470,423

W. Mark Humphrey, CPA(2)	2013	$ 200,000	$ 80,000	$ —	$ 14,059	$ 294,059
Senior Vice President and	2012	$ 200,000	$ 100,000	$ —	$ 13,759	$ 313,759
Chief Financial Officer	2011	$ 56,923	$ 25,000	$ 7,308	$ 160	$ 89,391

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Kenneth Smith, Ph.D.(3)	2013	$ 285,000	$ 200,000	$ —	$ 24,195	$ 509,195
Executive Vice President and	2012	$ 285,000	$ 200,000	$ —	$ 19,305	$ 504,305
Chief Operating Officer	2011	$ 285,000	$ 150,000	$ 12,379	$ 37,913	$ 485,292

Steven C. Lewis, CPA(4)	2013	$ 175,000	$ 55,000	$ —	$ 13,984	$ 243,984
Treasurer	2012	$ 175,000	$ 65,000	$ —	$ 13,924	$ 253,924
	2011	$ 134,615	$ 30,000	$ 3,703	$ 843	$ 169,161

(1)	Mr. JD Alexander began serving as President and Chief Executive Officer in February 2010 on a part-time basis. Effective April 2, 2012, he began working on a full-time basis and his annual base salary was increased to $380,000 effective on that date.
(2)	Mr. Humphrey was appointed as Senior Vice President and Chief Financial Officer effective June 20, 2011. Amounts shown for fiscal year 2011 are from June 20, 2011 to September 30, 2011.
(3)	Kenneth Smith, Ph.D. was appointed as Executive Vice President and Chief Operating Officer for the Company on July 1, 2010.
(4)	Mr. Lewis began his employment with the Company on December 20, 2010 as Treasurer. Amounts shown for fiscal year 2011 are from December 20, 2010 to September 30, 2011.

Columns (f-h) have been omitted as they are not applicable.

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Salary (Column (c))

The amounts reported in Column (c) represent base salaries paid to each of the NEOs for each of the last three completed fiscal years, as indicated.

Bonuses (Column (d))

The amounts reported in Column (d) represent bonuses paid to each of the NEOs for the last three completed fiscal years, as indicated.

Stock Awards (Column (e))

The amounts reported in Column (e) for Mr. Alexander include the value of stock received in lieu of cash fees for his service as a director ($90,778 for fiscal 2013, $299,891 for fiscal 2012, and $54,000 for fiscal 2011). The amount reported in Column (e) for Mr. Alexander for fiscal 2012 also includes, and the amounts reported in Column (e) for Mr. Humphrey, Dr. Smith and Mr. Lewis for fiscal 2011, consist of the grant date fair value of restricted stock awards to those individuals that are subject to performance and service-based conditions. These awards are described in greater detail below under “Outstanding Equity Plan-Based Awards at Fiscal Year End 2013.” The Company calculated the grant date fair values of the restricted stock awards using a binomial model and applying the following assumptions: (i) grant date stock price of $24.56 ($23.00 in the case of Mr. Alexander); (ii) target stock price to achieve performance criteria of $50.40 ($46.00 in the case of Mr. Alexander); (iii) risk-free interest rate 0.25% and (iv) expected volatility of 53.3%.

No stock options or stock appreciation rights have been granted since February 2004. There were no outstanding stock options or appreciation rights outstanding at September 30, 2013.

All Other Compensation (Column (i))

The amounts reported in Column (i) represent the aggregate dollar amount for each NEO for perquisites and other personal benefits, tax reimbursements, Company contributions to the Company’s 401(k) retirement plans, insurance premiums for life insurance policies and the value of dividends on restricted stock paid during fiscal year 2013 on vested and unvested units of restricted stock granted. The following table shows and explains the specific amounts included in Column (i) of the Summary Compensation Table for fiscal year 2013. Under SEC Rules, the Company is required to identify by type all perquisites and other personal benefits for an NEO if the total value for that individual equals or exceeds $10,000, and to report and quantify each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount for that individual. For purposes of uniformity, all information regarding perquisites has been provided for each NEO, not just those meeting the $10,000 threshold.

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Name	Perquisites and Other Personal Benefits (1)	Severance (2)	Registrant Contributions to Retirement Plans	Insurance Premiums (3)	Value of Restricted Stock Dividends Earned During the Fiscal Year (4)	Total
JD Alexander	$ 1,803	$ —	$ 18,900	$ 4,508	$ —	$ 25,211
W. Mark Humphrey, CPA	$ —	$ —	$ 13,100	$ 959	$ —	$ 14,059
Kenneth Smith, Ph.D.	$ —	$ —	$ 20,372	$ 3,823	$ —	$ 24,195
Steven C. Lewis, CPA	$ —	$ —	$ 13,025	$ 959	$ —	$ 13,984

(1)	Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company, including the cost to the Company for Company cars used for commuting and other personal transportation. The amounts will be based on the fair lease value of the vehicle in accordance with tables published annually by the IRS where applicable, and the amount of vehicle or housing allowances paid. Executives are taxed on the imputed income attributable to personal use of Company vehicles, including commuting mileage, and do not receive tax assistance from the Company with respect to these amounts.
(2)	No severance was provided to NEOs in fiscal 2013.
(3)	Represents applicable premiums paid on life insurance policies for each of the NEOs.
(4)	Dividends on shares of restricted stock are paid to participants during the fiscal year on vested and unvested shares whenever dividends are paid to the Company’s common shareholders.

Total Compensation (Column (j))

The amounts reported in Column (j) are the sum of Columns (c) through (i) for each of the NEOs. All compensation amounts reported in Column (j) include amounts paid and amounts deferred.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2013

There were no grants of equity plan-based awards to the NEOs in the fiscal year ended September 30, 2013.

OUTSTANDING EQUITY PLAN-BASED AWARDS AT FISCAL YEAR END 2013

The following table provides information about current holdings of grants of performance equity plan-based awards to the NEOs in the fiscal year ended September 30, 2013. The table includes performance share grants with performance conditions that have not been satisfied.

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		Estimated Future Payouts under Equity Incentive Plan Awards Maximum(1)			All Other Stock Awards: Number of Shares of Stock or Units(2)	Grant Date Fair Value of Stock Awards ($)
Name	Grant Date	Threshold ($)(3)	Target ($)(4)	Maximum ($)
JD Alexander	4/19/2012	1,941,515	4,314,478	—	93,793	252,891
W. Mark Humphrey, CPA	5/26/2011	413,089	917,975	—	18,250	7,308
Kenneth Smith, Ph.D.	5/26/2011	700,915	1,557,589	—	30,966	12,379
Steven C. Lewis, CPA	5/26/2011	212,633	472,518	—	9,394	3,703
Total		3,268,152	7,262,560		152,403	276,281

(1)	Vesting of these contingently restricted common shares awarded requires both continued service and attainment of specified share price targets of the Common Stock with respect to each reward.
(2)	If the Performance Criteria is achieved, vesting of contingently awarded restricted shares is as follows:
(i) 50% of the Award Level will vest immediately upon the attainment of the achievement of the Performance Criteria, (ii) 25% of the Award Level will vest on the first anniversary of the Achievement Date, and
(iii) 25% of the Award Level will vest on the second anniversary of the Achievement Date. If the Partial Performance Criteria is achieved, vesting of contingently awarded restricted shares is as follows: (i) 25% of the Award Level will vest at the end of the Performance Period, (ii) 12.5% of the Award Level will vest on the first anniversary of the end of the Performance Period and (iii) 12.5% of the Award Level will vest on the second anniversary of the end of the Performance Period. NEOs must be employed by the Company through the vesting dates to receive their stock award.
(3)	Threshold is met if the 20 Day Average Closing Price exceeds 90% of the applicable target average stock price of the award level subject to the vesting conditions. For the awards granted on 4/19/2012, 90% of target is $41.40 per share. For the awards granted on 5/26/2011, 90% of target is $45.27 per share.
(4)	Target is met if the 20 Day Average Closing Price exceeds 200% of the base stock price at any time during the three years beginning on the award date. For awards granted on 4/19/2012, 200% of base price is $46.00 per share and for the awards granted on 5/26/2011, 200% of base price is $50.30 per share.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2013

No options were exercised during fiscal year 2013 by any of the NEOs.

Long-Term Incentive Program

On February 8, 2013, the CEO’s restricted common stock award under the Program exceeded 90% of the applicable Target Average Stock Price meeting the Partial Performance Criteria. Additionally, on April 3, 2013, the other NEOs’ stock awards under the Program exceeded 90% of the applicable Target Average Stock Price.

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No shares were vested in fiscal year 2013. In the event of a change in control, reorganization, liquidation or sale of the Company, all shares awarded but unvested will become fully earned and vested, provided the recipient remains employed by the Company through such event.

NON-QUALIFIED DEFERRED COMPENSATION

The Company does not maintain any deferred compensation plans. Accordingly, the required tables relating to such types of plan compensation have been omitted.

Common Stock Performance

A graph of the Common Stock performance, comparing the value of $100 invested on September 1, 2007 in the Common Stock, the S&P 500 and a Company-constructed peer group, was provided in the Company’s most recent Annual Report on Form 10-K. Please refer to the Annual Report for this information.

CONTINGENT COMPENSATION

Incentive Equity Plans

Effective November 30, 2008, the Board authorized the repurchase of up to 350,000 shares of the Common Stock through November 30, 2013 for the purpose of funding restricted stock grants under the 2008 Incentive Equity Plan (the “2008 Incentive Plan”). The 2008 Incentive Plan was approved by the shareholders on February 20, 2009. The stock repurchases began in November 2008 and were made on a quarterly basis through open market transactions and at times and in such amounts as the Company’s broker determines subject to the provisions of SEC Rule 10b-18.

Effective April 1, 2013, the Board adopted the Alico, Inc. 2013 Incentive Equity Plan (the “2013 Incentive Plan”), which was approved by the shareholders on February 22, 2013 and supersedes the 2008 Incentive Plan. The 2013 Incentive Plan is intended to provide participants with an opportunity to increase their stock ownership in the Company and to give them an additional incentive to achieve the Company’s objectives. The 2013 Incentive Plan allows officers, Board members and other key employees of the Company and its subsidiaries and affiliates who are responsible for the management, growth and/or profitability of the business of the Company and/or its subsidiaries and affiliates to be eligible to receive stock option grants, Stock Appreciation Rights (“SARs”) and/or restricted stock awards. Under the terms of the 2013 Incentive Plan, up to 350,000 shares of the Company’s issued and outstanding Common Stock may be repurchased by the Company and reserved for awards under the 2013 Incentive Plan.

Stock Options: The 2013 Incentive Plan provides that options, stock appreciation rights or restricted stock may be granted only to those individuals, Board members and employees, whose participation the Board or its designated committee determines is in the best interest of the Company. The Company receives no consideration upon the granting of an option. The options may be granted either as incentive stock options (which qualify for certain favorable tax consequences for the offering, as discussed below), or as nonqualified stock options, but no

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options may be granted after five years from the date the 2013 Incentive Plan was adopted by the Board. No options have been granted under the 2013 Incentive Plan.

Stock Appreciation Rights: The Board or its designated committee may also grant nontransferable SARs in conjunction with options, entitling the holder upon exercise to receive an amount in cash and/or Common Stock (as determined by the Board or its designated committee) equal in value to the increase since the date of grant in the fair market value of the Common Stock covered by such right. Each SAR will terminate upon the termination or exercise of the related option. No SARs have been granted under the plan.

Restricted Stock: The Board or its designated committee may also award restricted stock subject to certain conditions set forth in the 2013 Incentive Plan and such other conditions and restrictions as the Board or its designated committee may determine, which may include the attainment of performance goals and the payment of a purchase price which may be equal to or less than par value (and may be zero).

Clawback: The 2013 Incentive Plan provides that the Company may include in any award agreement a clawback provision that permits the Company to recover gains on equity awards in accordance with the requirements of applicable law and any policy implemented by the Board from time to time.

Repricing: Without the prior approval of the Company’s shareholders, the Board will not cause the cancellation, substitution or amendment of an option or stock appreciation right previously granted under the 2013 Incentive Plan that would have the effect of reducing the exercise price of such option or base price of such stock appreciation right, as applicable, or otherwise approve any modification to such option or stock appreciation right that would be treated as a “repricing” under the rules of the Nasdaq.

Profit Sharing and Pension Plan

The Company operates a qualified retirement 401(k) and Profit Sharing Plan under Sections 401(k) of the Code (collectively, the “Plan”). Under the Plan, a regular employee of the Company becomes eligible to participate upon completion of 90 days of employment for purposes of elective deferrals and Company matching contributions. For non-elective contributions, a regular employee becomes eligible to participate upon completion of one year of employment service.

Elective Contributions and Employer Matching Contributions

Employees may contribute up to 100% of their salary, up to a maximum of $17,500 for calendar year 2013. An employee is always 100% vested in elective deferrals. Employer matching contributions vest immediately pursuant to the adoption of safe harbor provisions effective October 1, 2012.

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Non-Elective Contributions

The Profit Sharing Plan is fully funded by non-elective contributions from the Company. Contributions by the Company are determined by the Board with allocations to employee accounts based on each participant’s compensation.

Vesting of non-elective contributions begins after two years of service with the Company at which time an employee becomes 20% vested. Vesting increases by 20% with each additional year of service. Employees become fully vested upon completion of six years of service.

The profit sharing contribution for the fiscal year ended September 30, 2013 was $199,831.

Employees will be deemed 100% vested and receive full benefits from the Plan, regardless of their standing on vesting schedules, upon retirement on or after age 65, death or permanent disability. Benefits commence within 60 days after request following one of the qualifying events, referred to above, and can be taken as periodic payments or in a lump sum.

DIRECTOR COMPENSATION

Director Fees and Equity Compensation

Under the director compensation arrangements that became effective April 1, 2013, directors receive $75,000 per year for their service as directors, payable in quarterly installments. No additional fees are payable for attendance at Board meetings. For service as a standing committee chairman, directors are paid $5,000 annually in quarterly installments, except the chairman of the Audit Committee receives $10,000 annually, and the Chairman of the Board of Directors receives $50,000 annually. Members of any special committee, other than the Special Committee established in connection with the Atlanticblue sale, receive $1,000 per day of meetings attended in person, and $500 per telephonic meeting payable quarterly. The chairman of a special committee may receive an additional fee.

Members of the Special Committee established in connection with the Atlanticblue sale receive $10,000 per month ($15,000 per month for the Chairman) but do not receive meeting fees and do not have the option of payment in the form of the Common Stock.

Prior to the beginning of each calendar year, each director may elect to receive all or any portion of his or her director fees, including those received for chairing any committee, in the form of the Common Stock with a market value at the time of such quarterly installment equal to 150% of the amount of such fees otherwise payable in cash.

Additional Arrangements

The Company pays for or provides (or reimburses directors for out-of-pocket costs incurred for) transportation, hotel, food and other incidental expenses related to attending Board and committee meetings or participating in director education programs and other director orientation or educational meetings.

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2013 Director Compensation

The following table provides information concerning the compensation of the Company’s directors for the Company’s fiscal year ending September 30, 2013. There were no stock options outstanding for any director as of September 30, 2013. Non-employee directors do not presently participate in the Company’s pension benefit plan or in any of the Company’s defined contribution plans. Accordingly, the columns for such information have been omitted from the table below. For a complete understanding of the table, please read the footnotes and the narrative disclosures that follow the table.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	All Other Compensation ($)	Total ($)
JD Alexander(8)	$ —	$ 90,778	$ —	$ 90,778
Adam D. Compton(3)(4)(7)	$ 72,500	$ 64,447	$ —	$ 136,947
Dykes Everett(3)(4)	$ —	$ 64,447	$ —	$ 64,447
Charles L. Palmer(4)(5)(6)(7)	$ 80,000	$ 110,370	$ —	$ 190,370
Ramon A. Rodriguez(5)(7)	$ 120,000	$ 145,311	$ —	$ 265,311
John D. Rood(3)(5)(6)(7)	$ 80,000	$ 99,860	$ —	$ 179,860
Thomas H. McAuley(3)(4)(5)(7)	$ 80,000	$ 111,179	$ —	$ 191,179
Robert J. Viguet, Jr.(4)(6)(7)	$ 117,500	$ 49,508	$ —	$ 167,008
Gordon Walker, Ph.D.(3)(6)(7)	$ 80,000	$ 105,795	$ —	$ 185,795

(1)	All figures represent the dollar amount of cash paid for directors’ annual fees, meeting attendance and Special Committee established in connection with the Atlanticblue sale.
(2)	Totals represent the value of stock received in lieu of cash fees pursuant to each director’s option under the Director Compensation Plan, as recognized for financial statement reporting purposes with respect to fiscal year 2013, which for all grants were equal to the grant date fair value, computed in accordance with FASB ASC Topic 718. Directors are granted shares of Common Stock in lieu of cash fees on a quarterly basis each year.
(3)	Member, Nominating and Governance Committee.
(4)	Member, Audit Committee.
(5)	Committee Chairman.
(6)	Member, Compensation Committee.
(7)	Member, Special Committee established in connection with the Atlanticblue sale.
(8)	Mr. Alexander received Director Compensation fees in stock awards in lieu of cash fees in addition to his salary as CEO. See Summary Compensation Table for further information of his salary arrangement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Atlanticblue

Atlanticblue owns approximately 51% of Alico’s Common Stock. By virtue of its ownership percentage, Atlanticblue is able to elect all of the directors and, consequently, control Alico. JD Alexander resigned March 31, 2012 as the President and Chief Executive Officer of Atlanticblue and did not stand for re-election as a director at the June 2012 Atlanticblue shareholders meeting. In February 2010, JD Alexander was appointed Alico’s President and Chief Executive Officer, and he serves on Alico’s Board of Directors. Robert J. Viguet, Jr., an Alico director, did not stand for re-election as a director of Atlanticblue at its June 2012

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shareholders meeting. Dykes Everett was elected to the Alico Board of Directors at Alico’s February 2013 shareholders meeting; he was nominated by Atlanticblue, where he serves as a director.

Alico Fruit Company (“Alico Fruit”) is currently marketing and/or purchasing citrus fruit from TRI-County Grove, LLC, a wholly owned subsidiary of Atlanticblue. During the nine months ended June 30, 2013, Alico Fruit marketed 201,802 boxes of fruit, for approximately $1,907,000. During the fiscal year ended September 30, 2012, Alico Fruit marketed 237,626 boxes of fruit, for approximately $2,900,000. Alico Fruit markets citrus fruit for TRI-County Grove, LLC at the customary terms and rates the Company extends to third parties.

JD Alexander

On November 6, 2013, JD Alexander tendered his resignation as Chief Executive Officer and as an employee of the Company, subject to and effective immediately after the Closing. Mr. Alexander's resignation includes a waiver of any rights to any payments under this Change-in-Control Agreement with the Company. At that time, the Company and Mr. Alexander entered into a Consulting and Non-Competition Agreement under which (i) Mr. Alexander will provide consulting services to the Company during the two-year period after the Closing, (ii) Mr. Alexander agreed to be bound by certain non-competition covenants relating to the Company’s citrus operations and non-solicitation and non-interference covenants for a period of two years after the Closing, and (iii) the Company will pay Mr. Alexander for such services and covenants $2 million in twenty-four monthly installments. Mr. Alexander also agreed, in a separate side letter with the Company, not to sell or transfer the shares that will be awarded pursuant to his Restricted Stock Award Agreement (other than to a family trust) for a period of two years after the Closing. Mr. Alexander also executed a general release in favor of the Company.

Other

Mr. Charles Palmer, an independent Board Member, leased approximately 2,300 acres from the Company for a recreational lease in fiscal 2013 and 2012. He pays approximately $33,000 annually at the customary terms and rates the Company extends to third parties.

2012 AUDIT COMMITTEE REPORT

The Audit Committee had primary responsibility for interacting with the Company’s outside auditors during the preparation of the audited financial statements for the fiscal year ended September 30, 2012 (the “audited financial statements”). The Audit Committee consisted of the following independent directors: Ramon A. Rodriguez (Chairman), Charles L. Palmer, John D. Rood and Robert J. Viguet, Jr.

Ramon A. Rodriguez was designated Audit Committee financial expert and was qualified to act in such capacity. The Audit Committee prepared the following report on its activities with respect to the Company’s audited financial statements for the fiscal year ended September 30, 2012:

•	The Audit Committee has reviewed and discussed the audited financial statements with management of the Company.
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•	The Audit Committee has discussed with McGladrey LLP, the Company’s independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees (SAS 61), as amended and as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T.
•	The Audit Committee has received from McGladrey, LLP the written disclosures and the letter from the independent accountants required by PCAOB Ethics and Independence Rule 3526, Communication with Audit Committee Concerning Independence and has discussed with McGladrey LLP their independence.
•	Based on and relying on the review and discussions described above, the Audit Committee has recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012, for filing with the SEC.

Audit Committee for Fiscal Year Ended September 30, 2012

Ramon A. Rodriguez, Chairman
Charles L. Palmer
John D. Rood
Robert J. Viguet, Jr.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Alico, Inc.

By:	/s/ Ramon A. Rodriguez
	Name:	Ramon A. Rodriguez
	Title:	Chairman of the Board

Dated: November 8, 2013